Exhibit 99.1 Corporate Communications

CNH Industrial announces change to 2018 Corporate Calendar: Third Quarter financial results moved to November 7, 2018

London, August 28, 2018

CNH Industrial (NYSE: CNHI / MI: CNHI) announced today that its financial results for the Third Quarter of 2018 will be released on Wednesday, November 7, 2018[1].

A conference call for investors and financial analysts will take place on this new date and will be presided over by the Company’s newly-appointed Chief Executive Officer Hubertus M. Mühlhäuser and the Chief Financial Officer Max Chiara. It will be accompanied by a listen-only webcast and presentation available to the public.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

[1]  The Third Quarter results were previously scheduled for Wednesday, October 31, 2018.

CNH Industrial N.V.

Corporate Office:

25 St James’s Street

London, SW1A 1HA

United Kingdom